VIA EDGAR

September 10, 2025

Mr. Robert Shapiro

Mr. Doug Jones

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Etsy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-36911

Dear Mr. Shapiro and Mr. Jones,

On behalf of our client, Etsy, Inc. (the “Company”), we are submitting this letter in response to your correspondence dated September 8, 2025 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2024. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests a five business day extension of the original due date requested by the Staff in order to allow it to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than September 29, 2025.

Very truly yours,

/s/ Nicole Brookshire
Nicole Brookshire

cc:	Etsy, Inc.
Lanny Baker, Chief Financial Officer
Colin Stretch, Chief Legal Officer and Corporate Secretary